UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR

INVESTMENTS IN THE CUSTODY OF

MANAGEMENT INVESTMENT COMPANIES

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811 – 10587				March 2, 2011
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

MCG Capital Corporation
4. Address of principal executive office (number, street, city, state, zip code):

1100 Wilson Boulevard, Suite 3000, Arlington, VA 22209

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

March 2, 2011

Ernst & Young LLP

8484 Westpark Drive

McLean, VA 22102

To Whom It May Concern:

We, as members of management of MCG Capital Corporation (the Company), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940, as amended (the Act). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 31, 2010, and from June 30, 2010 through December 31, 2010.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2010, and from June 30, 2010 through December 31, 2010 with respect to securities reflected in the investment account of the Company.

MCG Capital Corporation

By:

/S/ STEVEN F. TUNNEY, SR.
Steven F. Tunney, Sr.
President and Chief Executive Officer

/S/ STEPHEN J. BACICA
Stephen J. Bacica
Chief Financial Officer and Executive Vice President

/S/ LINDA A. NIMMONS
Linda A. Nimmons
Chief Accounting Officer and Senior Vice President

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

MCG Capital Corporation

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that MCG Capital Corporation (the Company) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940, as amended (the Act) as of December 31, 2010. Management is responsible for the Company’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2010, and with respect to agreement of security purchases and sales, for the period from June 30, 2010 (the date of our last examination) through December 31, 2010:

•	Count and inspection of all securities located in the vault of the Company in Arlington, Virginia, without prior notice to management;

•	Confirmation of all securities held by institutions in book entry form by PNC Bank N.A., Wells Fargo Bank Minnesota and GE Healthcare Financial Services (the Custodians);

•	Confirmation of all securities hypothecated, pledged, placed in escrow or out for transfer with brokers, pledgees or transfer agents;

•	Reconciliation of all such securities to the books and records of the Company and the Custodians; and

•

Agreement of 18 loan originations, 3 security purchases, no security maturities and 3 loan pay offs, and 4 security sales since our last report from the books and records of the Company to confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with specified requirements.

In our opinion, management’s assertion that the Company complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of December 31, 2010, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of MCG Capital Corporation and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

McLean, Virginia

March 2, 2011